UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

BRAZIL MINERALS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105861207

(CUSIP Number)

Marc Fogassa

433 North Camden Drive, Suite 810

Beverly Hills, CA 90210

(833) 661-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105861207	Schedule 13D

1	NAME OF REPORTING PERSON Marc Fogassa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: As of September 13, 2017: 98,987,707(1) As of June 29, 2022: 2,897,344,917(3)
	8	SHARED VOTING POWER: As of September 13, 2017: 251,614(2) As of June 29, 2022: 79,198,982(3)(4)
	9	SOLE DISPOSITIVE POWER: As of September 13, 2017: 98,987,707(1) As of June 29, 2022: 2,897,344,917(3)
	10	SHARED DISPOSITIVE POWER: As of September 13, 2017: 251,614(2) As of June 29, 2022: 79,198,982(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of September 13, 2017: 99,239,321(1) As of June 29, 2022: 2,976,543,899(3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of September 13, 2017: 54.59% As of June 29, 2022: 48.89%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 96,304,762 shares of Common Stock which may be issued upon conversion into Common Stock of convertible securities, as discussed in greater detail below.

(2)	Includes 251,614 shares of Common Stock owned by entities controlled by Marc Fogassa. Discussed in greater detail below.

(3)	Includes 2,703,415,557 shares of Common Stock which may be issued upon the conversion into Common Stock of convertible securities and options, as discussed in greater detail below.

(4)	Includes 79,198,982 shares of Common Stock owned by entities controlled by Marc Fogassa, discussed in greater detail below.

CUSIP NO. 105861207	Schedule 13D

EXPLANATORY NOTE

On February 12, 2015, the Reporting Person (as defined below) originally filed a Schedule 13G together with Sainte Valiere, LLC (“Sainte Valiere”) and Brazil Mining, Inc. as reporting persons, pursuant to Rule 13d-1(d) (the “Schedule 13G”), which was amended by Amendment No.1 to the Schedule 13G filed on March 2, 2015. On September 13, 2017, as a result of the receipt of a convertible promissory note, as discussed in greater detail below, the Reporting Person’s beneficial ownership in the Common Stock (as defined below) exceeded 5%. However, the Reporting Person inadvertently failed to file a Schedule 13D at that time. As such, this Schedule 13D includes disclosures as of September 13, 2017 and as of the filing date of this Schedule 13D, and also includes disclosure of all relevant transactions involving the Issuer’s Common Stock which were effected by the Reporting Person during such period beginning on September 13, 2017and ending on June 29, 2022.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Brazil Minerals, Inc. (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.

Item 2. Identity and Background

(a)	This Statement is being filed on behalf of Marc Fogassa (“Fogassa” or the “Reporting Person”).
(b)	The address of the principal business office of Fogassa is 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.
(c)	The principal occupation of Fogassa is Chief Executive Officer of the Issuer, and the principal business address of the Issuer is 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.
(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Fogassa is a U.S. citizen.

CUSIP NO. 105861207	Schedule 13D

Item 3. Source and Amount of Funds or Other Consideration

Fogassa has served as Chief Executive Officer and director of the Issuer since December 18, 2012. In a series of transactions effected from February 4, 2013 to February 16, 2017, the Issuer granted shares of Common Stock to Fogassa and Sainte Valiere, an entity controlled by Fogassa, to satisfy contractually owed but unpaid employment compensation or other obligations owed to Fogassa. The transactions pursuant to which Sainte Valiere received the shares of Common Stock have been reported by Fogassa on various Reports on Form 4 filed with the SEC from June 26, 2014 through June 20, 2016. The transactions pursuant to which Fogassa received shares of Common Stock have been reported by Fogassa on a Report on Form 4 filed with the SEC on June 17, 2022.

On April 27, 2016, Hedgefort Investimentos Ltda. (“Hedgefort”), an entity controlled by Fogassa, received 28,138,894 shares of Common Stock in connection with the satisfaction of contractually owed but unpaid employment compensation or other obligations owed to Fogassa. This transaction was reported by Fogassa on a report on Form 4 filed with the SEC on June 17, 2022. On August 3, 2017, Hedgefort changed its name to Lancaster Gestora de Recursos Ltda (“LGR”).

On September 13, 2017, the Issuer issued to Fogassa a convertible note in the amount of $202,240 as compensation for unpaid contractual obligations due to Fogassa. The note was convertible into 96,304,762 shares of Common Stock. This transaction was reported by Fogassa on a Form 4 filed with the SEC on June 17, 2022.

On October 26, 2017, Lancaster Brazil Fund LP (“LBF”), an entity controlled by Fogassa, received 25,000,000 shares of Common Stock. This transaction was reported by Fogassa on a Form 4 filed with the SEC on June 17, 2022 and by LBF on Schedule 13G filed with the SEC on February 2, 2018. On March 11, 2020, LBF received 53,947,368 shares of Common Stock. These transactions were reported (i) by Fogassa on a report on Form 4 filed with the SEC on June 17, 2022 and (ii) by LBF on Schedule 13D filed with the SEC on or about the date hereof.

On April 7, 2019 and June 30, 2019, Fogassa directly received options to acquire an aggregate amount of 337,066,667 shares of Common Stock (the “Options”) and on September 15, 2021, Fogassa directly received 214,006 shares of Series D Convertible Preferred Stock of the Company. These transactions were authorized by the Board of Directors of the Company (the “Board”) and effected pursuant to Fogassa’s conversion of certain Convertible Promissory Notes as authorized by the Board and issued to Fogassa from September 13, 2017 through June 30, 2019, in aggregate principal amounts of $202,240, $243,388, $261,631, and $61,724. The foregoing issuances of Promissory Notes, Options and Series D Preferred Stock have been reported on reports on Form 4 filed with the SEC on June 17, 2022.

From August 28, 2019 through December 24, 2020, Fogassa acquired 212,636,427 shares of Common Stock in connection with the exercise of the Options. These transactions have been reported on a report on Form 4 filed with the SEC on June 17, 2022.

Pursuant to an Employment Agreement between the Issuer and Fogassa, as of December 31, 2020, Fogassa receives as compensation for his employment, on a monthly basis, Options to purchase up to 2,500 shares of Series D Convertible Preferred Stock of the Company at an exercise price of $0.10 per share. Each share of Series D Convertible Preferred Stock is convertible into 10,000 shares of Common Stock. Each such grant to date has been reported on reports on Form 4 filed with the SEC on June 17, 2022.

CUSIP NO. 105861207	Schedule 13D

From February 2, 2021 through June 28, 2022, Fogassa effected various dispositions of Common Stock pursuant to 10b5-1 sales plans in place. These dispositions have been reported on various reports on Form 4 filed with the SEC from February 5, 2021 through November 12, 2021 and June 15, 2022 through June 29, 2022.

The above disclosures with respect to options or other securities convertible into Common Stock of the Issuer are based on the amount of securities issued to the Reporting Person which have not yet expired as of the date of this filing.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities of the Issuer for investment purposes and in connection with his employment with the Issuer. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities currently owned from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, Reporting Person does not have any other present plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

CUSIP NO. 105861207	Schedule 13D

Item 5. Interest in Securities of the Issuer

(a)	As of September 13, 2017, the Reporting Person beneficially owned in the aggregate: 99,239,321 shares of Common Stock of the Issuer, representing approximately 54.59% of the Issuer’s outstanding Common Stock on such date of which (i) 2,682,945 shares were held directly by Fogassa, (ii) 195,336 shares were held in the name of, and owned by, Sainte Valiere, and which shares Fogassa was deemed to beneficially own due to his position as Manager thereof and as beneficiary of the trust that owns Sainte Valiere, and (iii) 96,304,762 shares were issuable to Fogassa on conversion of an existing convertible note.

Additionally, since December 18, 2012, Fogassa has held one share of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”), of which only 1 share was issued and outstanding. The Certificate of Designations, Preferences and Rights of the Series A Preferred Stock provides that for so long as the Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of Common Stock, with the holders of Series A Preferred Stock being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Common Stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. As such, Fogassa, as the sole holder of Series A Preferred Stock, in effect had the right to vote 51% of the total vote on all shareholder matters. The Series A Preferred Stock is convertible into one share of Common Stock.

As of June 29, 2022, the Reporting Person may be deemed to beneficially own in the aggregate: 2,976,543,899 shares of Common Stock of the Issuer, representing approximately 48.89% of the Issuer’s outstanding Common Stock on such date (3,385,151,300 outstanding shares of Common Stock, based on the number of shares of Common Stock issued and outstanding as of June 28, 2022) plus 2,703,415,557 shares of Common Stock not outstanding which are subject to options and convertible securities, of which (i) 79,198,982 shares were held by entities controlled by Fogassa and which shares Fogassa is deemed to beneficially own, (ii) 193,929,360 shares were beneficially owned by Fogassa, and (iii) 2,703,415,557 shares may be deemed to be beneficially owned by Fogassa, consisting of (w) Options exercisable into 113,355,556 shares of Common Stock, (x) Series D Convertible Preferred Stock convertible into 2,140,060,000 shares of Common Stock, (y) Options to purchase Series D Convertible Preferred Stock which are convertible into 450,000,000 shares of Common Stock, and (z) Series A Convertible Preferred Stock convertible into one share of Common Stock.

CUSIP NO. 105861207	Schedule 13D

(b)	Fogassa has the sole power to vote and to dispose of the shares of Common Stock which are held directly by Fogassa (see Item 5(a) above). Fogassa may be deemed to share beneficial ownership of the shares held by each of the entities controlled by him. Fogassa is the sole Manager of Sainte Valiere and the sole beneficiary of the trust that owns Sainte Valiere. In addition, Fogassa is the sole Manager of LGR, the general partner of LBF. As a result of these relationships, Fogassa may be deemed to share beneficial ownership of the following shares held by each entity:

●	LBF: 78,947,368 shares of Common Stock
●	LGR: 56,278 shares of Common Stock
●	Sainte Valiere: 195,336 shares of Common Stock

Please see the Schedule 13D filed with the SEC on or about the date hereof by LBF for the information required by this Item with respect to each of LBF and LGR.

Sainte Valiere is an investment holding company incorporated in Nevis. The address of Sainte Valiere is c/o Southpac Trust Nevis Limited, Hunkins Plaza, Charlestown, Nevis. During the last five years Sainte Valiere has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Except for (i) the monthly acquisition of Options to purchase shares of Series D Convertible Preferred Stock of the Issuer by Fogassa effected on May 1, 2022 and June 1, 2022 and (ii) the dispositions of Common Stock effected by Fogassa from June 13, 2022 to June 28, 2022, in each case, as referenced above in Item 3, there have been no transactions effected by the Reporting Person in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

10.1	Amended and Restated Employment Agreement Between Marc Fogassa and the Company. Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-1 filed with the SEC on January 28, 2022.

CUSIP NO. 105861207	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 30, 2022

/s/ Marc Fogassa

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